SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Amyris, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

03236M200

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	03236M200

1	NAMES OF REPORTING PERSONS Richard Schottenfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,192,299
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,192,299

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,192,299
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

*

Percent of class is calculated based on (i) 105,502,887 shares of common stock, par value $0.0001 (the “Common Stock”), of Amyris, Inc. (the “Company” or the “Issuer”) outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019 (and does not take into account any shares of Common Stock that may have been issued by the Issuer since the filing of the Form 10-Q), plus (ii) 5,233,551 shares of Common Stock issuable upon the exercise of the warrants, which are exercisable within 60 days.

Page 2 of 17 Pages

SCHEDULE 13G

CUSIP No.	03236M200

1	NAMES OF REPORTING PERSONS Schottenfeld Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,836,132
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,836,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,836,132
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*

Percent of class is calculated based on (i) 105,502,887 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019 (and does not take into account any shares of Common Stock that may have been issued by the Issuer since the filing of the Form 10-Q), plus (ii) 5,233,551 shares of Common Stock issuable upon the exercise of the warrants, which are exercisable within 60 days.

Page 3 of 17 Pages

SCHEDULE 13G

CUSIP No.	03236M200

1	NAMES OF REPORTING PERSONS Winchester Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,836,132
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,836,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,836,132
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*

Percent of class is calculated based on (i) 105,502,887 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019 (and does not take into account any shares of Common Stock that may have been issued by the Issuer since the filing of the Form 10-Q), plus (ii) 5,233,551 shares of Common Stock issuable upon the exercise of the warrants, which are exercisable within 60 days.

Page 4 of 17 Pages

SCHEDULE 13G

CUSIP No.	03236M200

1	NAMES OF REPORTING PERSONS Schottenfeld Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,836,132
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,836,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,836,132
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

*

Percent of class is calculated based on (i) 105,502,887 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019 (and does not take into account any shares of Common Stock that may have been issued by the Issuer since the filing of the Form 10-Q), plus (ii) 5,233,551 shares of Common Stock issuable upon the exercise of the warrants, which are exercisable within 60 days.

Page 5 of 17 Pages

SCHEDULE 13G

CUSIP No.	03236M200

1	NAMES OF REPORTING PERSONS Phase Five Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 197,204
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 197,204

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,204
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*

Percent of class is calculated based on (i) 105,502,887 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019 (and does not take into account any shares of Common Stock that may have been issued by the Issuer since the filing of the Form 10-Q), plus (ii) 5,233,551 shares of Common Stock issuable upon the exercise of the warrants, which are exercisable within 60 days.

Page 6 of 17 Pages

SCHEDULE 13G

CUSIP No.	03236M200

1	NAMES OF REPORTING PERSONS Phase Five Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 197,204
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 197,204

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,204
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*

Percent of class is calculated based on (i) 105,502,887 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019 (and does not take into account any shares of Common Stock that may have been issued by the Issuer since the filing of the Form 10-Q), plus (ii) 5,233,551 shares of Common Stock issuable upon the exercise of the warrants, which are exercisable within 60 days.

Page 7 of 17 Pages

SCHEDULE 13G

CUSIP No.	03236M200

1	NAMES OF REPORTING PERSONS Phase Five Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 425,713
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 425,713

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,713
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*

Percent of class is calculated based on (i) 105,502,887 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019 (and does not take into account any shares of Common Stock that may have been issued by the Issuer since the filing of the Form 10-Q), plus (ii) 5,233,551 shares of Common Stock issuable upon the exercise of the warrants, which are exercisable within 60 days.

Page 8 of 17 Pages

SCHEDULE 13G

CUSIP No.	03236M200

1	NAMES OF REPORTING PERSONS Neil Druker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 425,713
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 425,713

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,713
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

*

Percent of class is calculated based on (i) 105,502,887 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019 (and does not take into account any shares of Common Stock that may have been issued by the Issuer since the filing of the Form 10-Q), plus (ii) 5,233,551 shares of Common Stock issuable upon the exercise of the warrants, which are exercisable within 60 days.

Page 9 of 17 Pages

SCHEDULE 13G

CUSIP No.	03236M200

1	NAMES OF REPORTING PERSONS Koyote Trading LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 930,454
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 930,454

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 930,454
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*

Percent of class is calculated based on (i) 105,502,887 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019 (and does not take into account any shares of Common Stock that may have been issued by the Issuer since the filing of the Form 10-Q), plus (ii) 5,233,551 shares of Common Stock issuable upon the exercise of the warrants, which are exercisable within 60 days.

Page 10 of 17 Pages

SCHEDULE 13G

CUSIP No.	03236M200

1	NAMES OF REPORTING PERSONS Koyote Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 930,454
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 930,454

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 930,454
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*

Percent of class is calculated based on (i) 105,502,887 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019 (and does not take into account any shares of Common Stock that may have been issued by the Issuer since the filing of the Form 10-Q), plus (ii) 5,233,551 shares of Common Stock issuable upon the exercise of the warrants, which are exercisable within 60 days.

Page 11 of 17 Pages

Item 1(a).	Name of Issuer:

Amyris, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5885 Hollis Street, Suite 100

Emeryville, CA 94608

Item 2(a).	Name of Person Filing:

This statement is being filed by:

(i)	Richard Schottenfeld

(ii)	Schottenfeld Opportunities Fund II, LP (“SOF II”)

(iii)	Winchester Holdings, LLC (“Winchester”)

(iv)	Schottenfeld Management Corp. (“SMC”)

(v)	Phase Five Partners, LP (“PFP”)

(vi)	Phase Five Holdings, LLC (“PFH”)

(vii)	Phase Five Capital Management, LLC (“PFCM”)

(viii)	Neil Druker

(ix)	Koyote Trading LLC (“Koyote Trading”)

(x)	Koyote Capital Group LLC (“Koyote Capital”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office for All Reporting Persons:

The principal place of business of each of the Reporting Persons is:

800 Third Avenue, 10th Floor

New York, NY 10022

Item 2(c).	Citizenship:

Mr. Schottenfeld is a citizen of the United States.

Mr. Druker is a citizen of Canada.

SOF II, Winchester, PFP, PFH, PFCM, Koyote Trading and Koyote Capital are each organized under the laws of the State of Delaware.

SMC is organized under the laws of the State of New York.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

03236M200

Page 12 of 17 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Mr. Schottenfeld may be deemed to be the beneficial owner of 106,548 shares of Common Stock, warrants to purchase an aggregate amount of 5,233,551 shares of Common Stock, and options to acquire an aggregate amount of 852,200 shares of Common Stock.

Each of Koyote Trading and Koyote Capital may be deemed to be the beneficial owner of 18,239 shares of Common Stock, warrants to purchase an aggregate amount of 384,615 shares of Common Stock, and options to acquire an aggregate amount of 527,600 shares of Common Stock.

Each of SOF II, Winchester and SMC may be deemed to be the beneficial owner of warrants to purchase an aggregate amount of 4,656,132 shares of Common Stock and options to acquire an aggregate amount of 180,000 shares of Common Stock.

Each of PFCM and Mr. Druker may be deemed to be the beneficial owner of 88,309 shares of Common Stock, warrants to purchase an aggregate amount of 192,804 shares of Common Stock, and options to acquire an aggregate amount of 144,600 shares of Common Stock.

Page 13 of 17 Pages

Each of PFP and PFH may be deemed to be the beneficial owner of warrants to purchase an aggregate amount of 192,804 shares of Common Stock and options to acquire an aggregate amount of 4,400 shares of Common Stock.

(b)	Percent of Class:

Mr. Schottenfeld may be deemed to be the beneficial owner of 5.6% of the outstanding shares of Common Stock.

Each of Koyote Trading and Koyote Capital may be deemed to be the beneficial owner of 0.8% of the outstanding shares of Common Stock.

Each of SOF II, Winchester and SMC may be deemed to be the beneficial owner of 4.4% of the outstanding shares of Common Stock.

Each of PFCM and Mr. Druker may be deemed to be the beneficial owner 0.4% of the outstanding shares of Common Stock, and each of PFP and PFH may be deemed to be the beneficial owner of 0.2% of the outstanding shares of Common Stock.

The foregoing percentages are calculated by dividing the number of shares beneficially owned by each of the Reporting Persons by the total amount outstanding. The total amount outstanding for the purposes of this statement is calculated based on (i) 105,502,887 shares of Common Stock outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019 (and does not take into account any shares of Common Stock that may have been issued by the Issuer since the filing of the Form 10-Q), plus (ii) 5,233,551 shares of Common Stock issuable upon the exercise of the warrants, which are exercisable within 60 days.

(c)	Number of shares as to which such person has:

The information in Rows 5-9 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The foregoing information set forth in this Item 4 should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Page 14 of 17 Pages

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Schottenfeld Opportunities Fund II, LP

By Winchester Holdings, LLC, its General Partner

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

Winchester Holdings, LLC

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

Schottenfeld Management Corp.

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Chief Executive Officer

Phase Five Partners, L.P.

By Phase Five Holdings, LLC, its General Partner

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

Phase Five Holdings, LLC

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

Phase Five Capital Management, LLC

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

Page 16 of 17 Pages

Koyote Trading, LLC

By:	Koyote Capital Group, LLC, its Manager

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

Koyote Capital Group, LLC

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

/s/ Richard Schottenfeld
Richard Schottenfeld

/s/ Neil Druker
Neil Druker

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Page 17 of 17 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2020

Schottenfeld Opportunities Fund II, LP

By Winchester Holdings, LLC, its General Partner

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

Winchester Holdings, LLC

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

Schottenfeld Management Corp.

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Chief Executive Officer

Phase Five Partners, L.P.

By Phase Five Holdings, LLC, its General Partner

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

Phase Five Holdings, LLC

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

Phase Five Capital Management, LLC

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

Koyote Trading, LLC

By:	Koyote Capital Group, LLC, its Manager

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

Koyote Capital Group, LLC

By:	/s/ Richard Schottenfeld
Name:	Richard Schottenfeld
Title:	Manager

/s/ Richard Schottenfeld
Richard Schottenfeld

/s/ Neil Druker
Neil Druker